Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2016 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2016 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

Of the eleven Directors of the Company, eight attended the Board Meeting. Executive Directors Lin Dairen, Xu Hengping and Xu Haifeng, Non-executive Director Wang Sidong, and Independent Non-executive Directors Chang Tso Tung Stephen, Tang Xin and Leung Oi-Sie Elsie attended the meeting, Non-executive Director Liu Jiade attended the meeting by way of telephony. Chairman and Executive Director Yang Mingsheng could not attend the meeting due to other business, and gave written authorization to Executive Director Lin Dairen to act as proxy to chair and vote at the meeting. Non-executive Director Miao Jianmin and Independent Non-executive Director Robinson Drake Pike could not attend the meeting due to other business and gave written authorization to Non-executive Director Wang Sidong and Independent Non-executive Director Chang Tso Tung Stephen to act as proxies to attend and vote at the meeting respectively.

1.3	The Company’s 2016 third quarter financial report is unaudited.

1.4

Mr. Yang Mingsheng, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2016 third quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1 Major	financial data

(Currency: RMB)

	As at 30 September 2016	As at 31 December 2015	Increase/(decrease) compared to 31 December 2015
Total assets (million)	2,681,156	2,448,315	9.5%
Total equity holders’ equity (million)	308,972	322,492	-4.2%
Ordinary share holders’ equity per share (RMB per share)	10.66	11.13	-4.3%
	For the nine months ended 30 September 2016	For the nine months ended 30 September 2015	Increase/(decrease) compared to the same period of 2015
Net cash flows from operating activities (million)	11,728	37,511	-68.7%
Net cash flows from operating activities per share (RMB per share)	0.41	1.33	-68.7%
	For the nine months ended 30 September 2016	For the nine months ended 30 September 2015	Increase/(decrease) compared to the same period of 2015
Operating income (million)	456,448	424,007	7.7%
Net profit attributable to equity holders of the Company (million)	13,528	33,837	-60.0%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	13,641	33,911	-59.8%
Earnings per share (basic and diluted) (RMB per share)	0.47	1.20	-60.9%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.47	1.20	-60.6%
Weighted average ROE (%)	4.29	11.67	A decrease of 7.38 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.33	11.70	A decrease of 7.37 percentage points

Note:

When calculating the changing ratios of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

As at 30 September 2016, investment assets of the Company were RMB2,454,521 million. For the nine months ended 30 September 2016, the net investment yield1 was 4.51%, the gross investment yield2 was 4.43%, the surrender rate was 3.11%, and premiums earned was RMB368,078 million, an increase of 20.7% compared with the corresponding period of 2015.

Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2016
Gains/(losses) on disposal of non-current assets	–	18
Government subsidies included in current gains/(losses)	2	14
Net non-operating income and expenses other than those mentioned above	(45)	(180)
Effect of income tax	11	37
Attributable to non-controlling interests	–	(2)
Total	(32)	(113)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

[1]

Net investment income mainly includes interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties, etc.

[2]

Gross investment yield ={[(Net investment income + Spread income of investment assets + Fair value gains/ (losses) – Impairment losses of investment assets)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/274}×366

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 135,942
	Number of H Share shareholders: 30,512
Particulars of the top ten shareholders					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–
HKSCC Nominees Limited	Overseas legal person	25.87%	7,313,184,811	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.09%	591,848,451	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	–	–
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,651,510	–	–
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	–	–
China International Television Corporation	State-owned legal person	0.07%	18,452,300	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.06%	18,335,255	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	12,401,837	–	–
Details of shareholders

1. HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2. Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐      Applicable            ✓    Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓      Applicable            ☐    Not applicable

(1)   Changes in key financial indicators and their reasons

RMB million

Key financial indicators	As at 30 September 2016	As at 31 December 2015	Increase/ (decrease)	Main reasons
Total assets	2,681,156	2,448,315	9.5%	Accumulation of insurance business assets and investment assets
Total liabilities	2,368,203	2,122,101	11.6%	Increase in insurance reserves
Total equity holders’ equity	308,972	322,492	-4.2%	The impact of the change of fair value gains/ (losses) of available-for-sale financial assets

				RMB million
Key financial indicators	For the nine months ended 30 September 2016	For the nine months ended 30 September 2015	Increase/ (decrease)	Main reasons
Operating profit	17,580	44,493	-60.5%	Decrease of investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts
Net profit attributable to equity holders of the Company	13,528	33,837	-60.0%	Decrease of investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts

(2)   Material changes in major accounting items and their reasons

RMB million

Key financial indicators	As at 30 September 2016	As at 31 December 2015	Increase/ (decrease)	Main reasons
Financial assets at fair value through profit or loss	260,860	137,982	89.1%	Increase of allocation of bonds for sale
Long-term equity investment	91,064	47,175	93.0%	Increase of associates and joint ventures and the equity in associates
Securities sold under agreements to repurchase	63,109	31,354	101.3%	The needs for liquidity management
Policyholder deposits	189,573	84,092	125.4%	Increase in the sale of certain investment contracts
Reserves for long-term health insurance	59,964	46,010	30.3%	The accumulation of insurance liabilities from new insurance business and renewal business

				RMB million
Key financial indicators	For the nine months ended 30 September 2016	For the nine months ended 30 September 2015	Increase/ (decrease)	Main reasons
Investment income	84,945	121,810	-30.3%	Decrease in spread income of equity investment
Claims expenses	160,970	103,296	55.8%	Increase in maturities payable and annuity
Policyholder dividends resulting from participation in profits	10,257	27,141	-62.2%	A decrease in investment income from participating products
Underwriting and policy acquisition costs	41,278	27,381	50.8%	An increase in underwriting costs for first- year regular premium business resulting from the growth of the Company’s business and the optimization of its business structures

3.2	Explanation and analysis of significant events and their impacts and solutions

✓      Applicable            ☐    Not applicable

On 29 February 2016, the Company entered into a share purchase agreement with Citigroup Inc. (“Citigroup”) and an equity transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. Pursuant to such agreements, the Company purchased from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of China Guangfa Bank Co., Ltd. (“CGB”) at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55. The transaction was completed on 29 August 2016, on completion of the transaction, the Company holds 43.686% of the issued share capital of CGB and becomes the single largest shareholder.

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

✓ Applicable ☐ Not	applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable ✓ Not	applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 27 October 2016

4.	Appendix

4.1	Balance sheet as at 30 September 2016 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2016 Group	As at 31 December 2015 Group	As at 30 September 2016 Company	As at 31 December 2015 Company

Assets
Cash fund	70,795	76,265	69,205	74,744
Financial assets at fair value through profit or loss	260,860	137,982	259,100	135,725
Securities purchased under agreements to resell	17,565	21,503	17,103	21,461
Interest receivables	58,434	49,259	58,219	49,092
Premiums receivables	25,191	11,913	25,191	11,913
Receivables from reinsurers	149	37	149	37
Unearned premium reserves receivable from reinsurers	129	87	129	87
Claim reserves receivable from reinsurers	60	50	60	50
Reserves for life insurance receivables from reinsurers	149	82	149	82
Reserves for long-term health insurance receivables from reinsurers	1,527	1,164	1,527	1,164
Other receivables	13,011	14,488	6,079	7,615
Loans	217,536	207,267	213,461	203,152
Term deposits	536,900	562,622	534,994	560,807
Available-for-sale financial assets	804,832	770,516	800,774	766,799
Held-to-maturity investments	538,498	504,075	537,823	503,489
Long-term equity investments	91,064	47,175	88,508	56,554
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	1,202	1,237	1,259	1,296
Constructions in progress	9,000	7,565	8,905	7,544
Fixed assets	18,314	19,043	17,814	18,521
Intangible assets	6,066	6,193	5,784	5,900
Other assets	3,529	3,445	3,491	3,428
Separate account assets	12	14	12	14

Total Assets	2,681,156	2,448,315	2,655,389	2,435,127

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.1	Balance sheet as at 30 September 2016 (unaudited) (continued)

RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 30 September 2016 Group	As at 31 December 2015 Group	As at 30 September 2016 Company	As at 31 December 2015 Company

Liabilities
Financial liabilities at fair value through profit or loss	776	856	–	–
Securities sold under agreements to repurchase	63,109	31,354	62,788	30,368
Premiums received in advance	2,345	32,266	2,345	32,266
Brokerage and commission payable	3,503	2,598	3,503	2,598
Reinsurance payable	727	196	727	196
Salary and welfare payable	3,902	6,065	3,297	5,406
Taxes payable	878	5,858	785	5,740
Claims payable	37,291	30,092	37,291	30,092
Policyholder dividends payable	95,891	107,774	95,891	107,774
Other payable	5,597	5,265	5,716	5,173
Policyholder deposits	189,573	84,092	189,573	84,092
Unearned premium reserves	14,913	7,944	14,913	7,944
Claim reserves	11,972	9,268	11,972	9,268
Reserves for life insurance	1,766,892	1,652,763	1,766,892	1,652,763
Reserves for long-term health insurance	59,964	46,010	59,964	46,010
Long-term borrowings	14,989	2,643	–	–
Bonds payable	67,998	67,994	67,998	67,994
Deferred tax liabilities	12,247	16,953	12,267	16,979
Other liabilities	15,624	12,096	12,499	9,542
Separate account liabilities	12	14	12	14

Total liabilities	2,368,203	2,122,101	2,348,433	2,114,219

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	54,980	54,974	54,323	54,317
Accumulated other comprehensive income	15,148	30,142	15,523	30,284
Surplus reserve	56,464	53,026	56,416	52,978
General reserve	25,311	25,239	25,027	25,027
Retained earnings	121,013	123,055	119,611	122,246

Attributable to equity holders of the Company	308,972	322,492	306,956	320,908

Non-controlling interests	3,981	3,722

Total equity	312,953	326,214	306,956	320,908

Total liabilities and equity	2,681,156	2,448,315	2,655,389	2,435,127

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2016 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company

1.	Operating income	456,448	424,007	454,802	423,034
	Premiums earned	368,078	305,032	368,078	305,032
	Premium income	376,304	310,460	376,304	310,460
	Including: Reinsurance premium income	2	1	2	1
	Less: Premiums ceded to reinsurers	(1,299)	(687)	(1,299)	(687)
	Change in unearned premium reserves	(6,927)	(4,741)	(6,927)	(4,741)
	Investment income	84,945	121,810	84,649	121,719
	Including: Share of profit of associates and joint ventures	2,686	2,283	2,599	2,189
	Fair value gains/(losses)	(1,491)	(6,511)	(1,478)	(6,513)
	Foreign exchange gains/(losses)	598	470	283	440
	Other operating income	4,318	3,206	3,270	2,356

2.	Operating expenses	(438,868)	(379,514)	(438,523)	(379,253)
	Surrenders	(63,384)	(87,407)	(63,384)	(87,407)
	Claims expense	(160,970)	(103,296)	(160,970)	(103,296)
	Less: claims recoverable from reinsurers	650	264	650	264
	Increase in insurance contracts reserve	(130,760)	(104,764)	(130,760)	(104,764)
	Less: Insurance reserves recoverable from reinsurers	440	261	440	261
	Policyholder dividends resulting from participation in profits	(10,257)	(27,141)	(10,257)	(27,141)
	Business tax and surcharges	(866)	(4,227)	(815)	(4,131)
	Underwriting and policy acquisition costs	(41,278)	(27,381)	(41,278)	(27,381)
	Administrative expenses	(20,245)	(18,161)	(19,322)	(17,338)
	Less: Expenses recoverable from reinsurers	89	104	89	104
	Other operating expenses	(10,153)	(7,445)	(10,782)	(8,103)
	Impairment losses	(2,134)	(321)	(2,134)	(321)

3.	Operating profit	17,580	44,493	16,279	43,781

	Add: Non-operating income	61	77	55	72
	Less: Non-operating expenses	(209)	(173)	(209)	(173)

4.	Net profit before income tax	17,432	44,397	16,125	43,680

	Less: Income tax expenses	(3,511)	(10,199)	(3,262)	(9,986)

5.	Net profit	13,921	34,198	12,863	33,694

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the nine months ended 30 September		For the nine months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company
6.	Attributable to:
	– equity holders of the Company	13,528	33,837
	– non-controlling interests	393	361

7.	Earnings per share
	Basic earnings per share	RMB0.47	RMB1.20
	Diluted earnings per share	RMB0.47	RMB1.20

8.	Other Comprehensive income	(14,976)	(15,624)	(14,761)	(15,709)
	Other comprehensive income attributable to equity holders of the Company (net of tax)	(14,994)	(15,641)	(14,761)	(15,709)
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(14,994)	(15,641)	(14,761)	(15,709)
	Fair value gains/(losses) on available-for- sale financial assets	(17,337)	6,743	(17,333)	6,677
	Less: Amount transferred to net profit from other comprehensive income	(2,719)	(26,384)	(2,734)	(26,338)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	5,557	3,973	5,557	3,973
	Share of other comprehensive income of associates and joint ventures under the equity method	(465)	27	(251)	(21)
	Exchanges differences on translating foreign operations	(30)	–
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	–	–	–	–
	Other comprehensive income attributable to non-controlling interests (net of tax)	18	17

9.	Total Comprehensive income	(1,055)	18,574	(1,898)	17,985

	Attributable to equity holders of the Company	(1,466)	18,196
	Attributable to non-controlling interests	411	378

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the third quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the three months ended 30 September		For the three months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company

1.	Operating income	115,784	90,596	115,200	90,320
	Premiums earned	83,836	75,672	83,836	75,672
	Premium income	83,843	76,162	83,843	76,162
	Including: Reinsurance premium income	1	–	1	–
	Less: Premiums ceded to reinsurers	(569)	(289)	(569)	(289)
	Change in unearned premium reserves	562	(201)	562	(201)
	Investment income	29,241	18,226	29,107	18,821
	Including: Share of profit of associates and joint ventures	1,080	138	1,028	106
	Fair value gains/(losses)	839	(4,966)	846	(5,442)
	Foreign exchange gains/(losses)	194	515	111	458
	Other operating income	1,674	1,149	1,300	811

2.	Operating expenses	(111,537)	(87,402)	(111,517)	(87,328)
	Surrenders	(8,296)	(15,626)	(8,296)	(15,626)
	Claims expense	(47,316)	(30,042)	(47,316)	(30,042)
	Less: claims recoverable from reinsurers	245	61	245	61
	Increase in insurance contracts reserve	(29,263)	(27,415)	(29,263)	(27,415)
	Less: Insurance reserves recoverable from reinsurers	246	160	246	160
	Policyholder dividends resulting from participation in profits	(4,589)	2,429	(4,589)	2,429
	Business tax and surcharges	(94)	(471)	(90)	(433)
	Underwriting and policy acquisition costs	(11,222)	(7,872)	(11,222)	(7,872)
	Administrative expenses	(6,688)	(5,902)	(6,371)	(5,626)
	Less: Expenses recoverable from reinsurers	31	18	31	18
	Other operating expenses	(3,428)	(2,459)	(3,729)	(2,699)
	Impairment losses	(1,163)	(283)	(1,163)	(283)

3.	Operating profit	4,247	3,194	3,683	2,992

	Add: Non-operating income	9	33	10	31
	Less: Non-operating expenses	(52)	(68)	(52)	(68)

4.	Net profit before income tax	4,204	3,159	3,641	2,955

	Less: Income tax expenses	(930)	(695)	(844)	(634)

5.	Net profit	3,274	2,464	2,797	2,321

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the three months ended 30 September		For the three months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company
6.	Attributable to:
	– equity holders of the Company	3,133	2,348
	– non-controlling interests	141	116

7.	Earnings per share
	Basic earnings per share	RMB0.11	RMB0.09
	Diluted earnings per share	RMB0.11	RMB0.09

8.	Other Comprehensive income	2,921	(22,312)	2,879	(22,323)
	Other comprehensive income attributable to equity holder of the Company (net of tax)	2,889	(22,320)	2,879	(22,323)
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	2,889	(22,320)	2,879	(22,323)
	Fair value gains/(losses) on available-for- sale financial assets	5,297	(34,046)	5,263	(34,034)
	Less: Amount transferred to net profit from other comprehensive income	(821)	2,339	(828)	2,322
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(1,675)	9,611	(1,675)	9,611
	Share of other comprehensive income of associates and joint ventures under the equity method	120	(224)	119	(222)
	Exchanges differences on translating foreign operations	(32)	–
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	–	–	–	–
	Other comprehensive income attributable to non-controlling interests (net of tax)	32	8

9.	Total Comprehensive income	6,195	(19,848)	5,676	(20,002)

	Attributable to equity holders of the Company	6,022	(19,972)
	Attributable to non-controlling interests	173	124

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2016 (unaudited)

			RMB million (Unless otherwise stated)
		For the nine months ended 30 September		For the nine months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company
1.	Cash flows from operating activities
	Premiums received	333,487	285,810	333,487	285,810
	Net increase in policyholder deposits	105,969	10,682	105,969	10,682
	Net cash received from financial liabilities at fair value through profit or loss	–	160	–	–
	Cash received from other operating activities	4,368	3,337	3,148	2,359

	Sub-total of cash inflows from operating activities	443,824	299,989	442,604	298,851

	Cash paid for claims	(217,156)	(187,195)	(217,156)	(187,195)
	Net cash paid for reinsurance business	(141)	(46)	(141)	(46)
	Cash paid for brokerage and commission fees	(40,373)	(26,550)	(40,373)	(26,550)
	Cash paid for policyholder dividends	(14,703)	(10,428)	(14,703)	(10,428)
	Cash paid to and for employees	(12,231)	(11,309)	(11,650)	(10,823)
	Net cash paid for financial assets at fair value through profit or loss	(125,455)	(2,989)	(125,566)	(2,731)
	Net cash paid for financial liabilities at fair value through profit or loss	(67)	–	–	–
	Cash paid for taxes and surcharges	(10,721)	(13,229)	(10,255)	(12,863)
	Cash paid for other operating activities	(11,249)	(10,732)	(12,257)	(11,807)

	Sub-total of cash outflows from operating activities	(432,096)	(262,478)	(432,101)	(262,443)

	Net cash flows from operating activities	11,728	37,511	10,503	36,408

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the nine months ended 30 September		For the nine months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	442,771	584,551	439,468	580,856
	Cash received from investment income	72,568	68,615	70,742	68,414
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	168	76	168	76
	Net cash received from securities purchased under agreements to resell	3,938	–	4,358	–
	Net cash received from the disposal of subsidiaries and other business units	–	3,859	–	5,550

	Sub-total of cash inflows from investing activities	519,445	657,101	514,736	654,896

	Cash paid for investments	(560,413)	(601,886)	(542,326)	(596,907)
	Net increase in policy loans	(4,571)	(8,767)	(4,571)	(8,767)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,460)	(1,876)	(2,300)	(1,834)
	Net cash paid for securities purchased under agreements to resell	–	(7,885)	–	(7,959)

	Sub-total of cash outflows from investing activities	(567,444)	(620,414)	(549,197)	(615,467)

	Net cash flows from investing activities	(47,999)	36,687	(34,461)	39,429

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the nine months ended 30 September		For the nine months ended 30 September
		2016 Group	2015 Group	2016 Company	2015 Company
3.	Cash flows from financing activities
	Cash received from investment	554	82	–	–
	Including: Cash received from the investment of non-controlling interests by subsidiaries	554	82	–	–
	Cash received from issuing other equity instruments	–	7,791	–	7,791
	Cash received from borrowings	12,610	–	–	–
	Net cash received from securities sold under agreements to repurchase	31,755	–	32,420	–

	Sub-total of cash inflows from financing activities	44,919	7,873	32,420	7,791

	Net cash paid for securities sold under agreements to repurchase	–	(45,794)	–	(44,358)
	Cash paid for dividends and interests	(14,432)	(13,405)	(14,235)	(13,236)

	Sub-total of cash outflows from financing activities	(14,432)	(59,199)	(14,235)	(57,594)

	Net cash flows from financing activities	30,487	(51,326)	18,185	(49,803)

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	239	397	234	392

5.	Net increase/(decrease) in cash and cash equivalents	(5,545)	23,269	(5,539)	26,426

	Add: Opening balance of cash and cash equivalents	76,096	47,034	74,750	42,984

6.	Closing balance of cash and cash equivalents	70,551	70,303	69,211	69,410

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department